Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Columbus McKinnon Corporation for the registration of common stock, preferred stock, warrants, rights, stock purchase contracts, debt securities, units and guarantees of debt securities of Columbus McKinnon Corporation and to the incorporation by reference therein of our reports dated May 29, 2019, with respect to the consolidated financial statements and schedule of Columbus McKinnon Corporation, and the effectiveness of internal control over financial reporting of Columbus McKinnon Corporation, included in its Annual Report (Form 10-K) for the year ended March 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Buffalo, New York
May 30, 2019